Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE RESTATED CERTIFICATE OF INCORPORATION OF

GENERAL MOTORS CORPORATION

Pursuant to Section 242 of the General Corporation Law

of the State of Delaware

GENERAL MOTORS CORPORATION, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST: Effective as of [—] [a.m./p.m. Delaware time] on [—], 2009, the first sentence of Article FOURTH of the Restated Certificate of Incorporation of the Company is hereby amended and restated to read in its entirety as follows:

The total authorized capital stock of the Corporation is as follows: 62,106,000,000 shares, of which 6,000,000 shares shall be Preferred Stock, without par value (“Preferred Stock”), 100,000,000 shares shall be Preference Stock, $0.10 par value (“Preference Stock”), and 62,000,000,000 shares shall be Common Stock, $0.01 par value (“Common Stock”).

SECOND: Effective as of [—] [a.m./p.m. Delaware time] on [—], 2009, Article FOURTH of the Restated Certificate of Incorporation of the Company is hereby amended by inserting the following paragraph immediately after the first sentence of Article FOURTH:

At [—] [a.m./p.m. Delaware time] on [—], 2009 (the “Split Effective Time”), each 100 shares of the Common Stock issued and outstanding immediately prior to the Split Effective Time shall automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock, without any action by the holder thereof, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split shall, with respect to such fractional interest, be entitled to receive cash, without interest, in lieu of fractional shares of Common Stock, upon the submission of a transmittal letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable. Each certificate that prior to the Split Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

THIRD: The foregoing amendments were duly adopted in accordance with the provisions of Sections 242 and 228 (by the written consent of the stockholders of the Company) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly executed in its corporate name as of the [—] day of [—], 2009.

GENERAL MOTORS CORPORATION

By:
Name: Title: